UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 26, 2016

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS COMPLETED RESTRUCTURING WITH RUSSIAN STATE BANKS
Moscow, Russia – December 26, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports signing agreements with
VTB Bank for extending the maturity of the debt on its credit lines until 2022.
According to the signed agreements totaling 70.2 billion rubles, payments on the debt was extended till first quarter of 2020 with repayment by the first quarter of 2022. Simultaneously conditions of the trade financing, with outstanding balance of 45 million euro, were also renegotiated and the deal was extended until April 2022.
“We thank all our lenders for their constructive and balanced approach. Signing of the agreements with VTB Bank means that similar conditions on debt repayment that we made with Gazprombank and Sberbank will now come into force. So we can say that the extensive restructuring process with Russian state banks, which hold 67% of Mechel’s debt, is complete. This restructuring will enable the company to stabilize its financial position and focus on operational efficiency.
We hope that this will also speed up restructuring agreement with our international lenders. Considering the positive trends on commodity markets and the additional cash flow from our implemented investment projects, we will make every effort to begin repaying our debt early, to decrease the company’s debts,”
Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.
***
Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is an international mining and steel company which employs 66,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: December 26, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO